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                                  UNITED STATES                  SEC FILE NUMBER
                       SECURITIES AND EXCHANGE COMMISSION             0-19283
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

             (CHECK ONE) [ ] FORM 10-K [ ] FORM 20-F [ ] FORM 11-K
                          [X] FORM 10-Q [ ] FORM N-SAR

                      FOR PERIOD ENDED: SEPTEMBER 30, 2000
                         -------------------------------
                      [  ]   TRANSITION REPORT ON FORM 10-K
                      [  ]   TRANSITION REPORT ON FORM 20-F
                      [  ]   TRANSITION REPORT ON FORM 11-K
                      [  ]   TRANSITION REPORT ON FORM 10-Q
                      [  ]   TRANSITION REPORT ON FORM N-SAR

                        FOR THE TRANSITION PERIOD ENDED:

                           ---------------------------

                     READ ATTACHED INSTRUCTION SHEET BEFORE
                      PREPARING FORM. PLEASE PRINT OR TYPE

NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:

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                         PART I - REGISTRANT INFORMATION
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VisionAmerica Incorporated
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Full Name of Registrant

Omega Health Systems, Inc.
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Former Name if Applicable

5350 Poplar Avenue, Suite 900
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Address of Principal Executive Office (STREET AND NUMBER)

Memphis, Tennessee 38119
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City, State and Zip Code




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                        PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]   (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)     The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is unable to complete and file its Form 10-Q by the prescribed due date as its accounting staff has been involved with numerous special projects related to the Company's ongoing restructuring efforts. The additional workload on the staff has slowed the Company's accounting closing and reporting cycles.

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                           PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

            Barry E. Reifler                (901)                683-7868
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            (Name)                       (Area Code)        (Telephone Number)



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(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

The compilation of the results of operations for the quarter has not been finalized at the time of this filing due to the resource constraints noted above, however, the results of continuing operations are expected to differ significantly on the downside from those of the third quarter of 1999 due to the ongoing effects and reparation costs of the administrative and operational problems previously disclosed by the Company earlier this year.

                           VisionAmerica Incorporated
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2000                By /s/ Barry E. Reifler
                                       --------------------------------------
                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).



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1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules
and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.

Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).